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                            November 16, 2020

       David A. Hager
       President and Chief Executive Officer
       Devon Energy Corporation
       333 W. Sheridan Ave.
       Oklahoma City, OK 73102-5015

                                                        Re: Devon Energy
Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed November 5,
2020
                                                            File No. 333-249859

       Dear Mr. Hager:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       The Merger
       Recommendation of the WPX Board and its Reasons for the Merger, page 73

   1. Disclosure in this section states that the WPX Board considered the implementation of a
                                                        "Fixed Plus Variable"
dividend strategy in recommending that WPX stockholders vote for the Merger Proposal. We
also note Devon Energy's Form 10-Q for the quarterly period
                                                        ended September 30,
2020 states that upon closing of the Merger it intends to implement a fixed plus variable
dividend strategy, with variable dividends up to 50% of excess quarterly free cash,
subject to certain criteria. Please expand your disclosure to discuss the criteria for the
payment of the variable dividend and clarify how you expect the combined company to
compute "excess free cash flow" in determining such variable dividend.
 David A. Hager
Devon Energy Corporation
November 16, 2020
Page 2
General

2. Please be advised that we will not be in a position to declare this registration statement effective until you have resolved all comments on your Exchange Act reports. Please refer to the comment letter dated November 16, 2020 regarding your annual report on
      Form 10-K for the fiscal year ended December 31, 2019.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Loan Lauren Nguyen,
Legal Branch Chief, at (202) 551-3642 with any questions.



                                                             Sincerely,
FirstName LastNameDavid A. Hager
                                                             Division of
Corporation Finance
Comapany NameDevon Energy Corporation
                                                             Office of Energy &
Transportation
November 16, 2020 Page 2
cc:       Eric Otness
FirstName LastName